UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report
(Date of earliest event reported)

April 22, 2004

Commission File Number 0-24395

bebe stores, inc.

(Exact name of registrant as specified in its charter)

California	94-2450490
(State or Jurisdiction of Incorporation or Organization)	(IRS Employer Identification Number)

400 Valley Drive
Brisbane, California 94005
(Address of principal executive offices)

Telephone: (415) 715-3900

Item 7. Financial Statements and Exhibits

(c) Exhibits

   99.1.   Press Release dated April 22, 2004.

Item 12. Results of Operations and Financial Condition

The information in this Form 8-K and the Exhibit attached hereto shall not be deemed "filed" for purposes of Section 18 of the Securities Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing. On April 22, 2004, bebe stores, inc. issued a press release announcing its financial results for the fiscal quarter ended March 31, 2004 and held a conference call regarding those results.

The press release relating to the financial results for the fiscal quarter ended March 31, 2004 is attached hereto as Exhibit 99.1.


SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                          Dated April 22, 2004

                                          bebe stores, inc.

                                          /s/ Walter Parks

                                          _____

                                          Walter Parks, Chief Financial Officer

Exhibit 99.1

Contact: Walter Parks
Chief Financial Officer
bebe stores, inc.
(415) 715-3900

bebe stores, inc.
Announces Record Third Quarter Earnings;
EPS Increases to $0.21 Per Share From $0.01 In Prior Year

BRISBANE, CALIF. – April 22, 2004 – bebe stores, inc. (Nasdaq:BEBE) today announced financial results for the third quarter of fiscal 2004 ended March 31, 2004.

Net sales for the third quarter of fiscal 2004 were $83.6 million, up 21.6% from $68.8 million reported for the third quarter a year ago. As previously reported, same store sales for the quarter increased 16.7% compared to a decrease of 11.0% in the prior year.

Gross margin as a percentage of net sales increased to 46.3% in the third quarter of fiscal 2004, compared to 42.1% in the third quarter of fiscal 2003. The increase in gross margin as a percentage of net sales from the prior year of 4.2% was primarily the result of improved merchandise margins and favorable occupancy leverage as a result of higher comparable store sales.

SG&A expenses for the third quarter of fiscal 2004 were $30.5 million, or 36.5% of net sales, compared to $29.3 million, or 42.5% of net sales for the same period of the prior year. The decrease in SG&A expenses as a percent of sales is primarily due to increased leverage on fixed expenses as a result of higher comparable store sales.

Operating income for the third quarter of fiscal 2004 increased to $8.2 million or 9.8% of net sales, compared to an operating loss of $325 thousand for the same period a year ago. Net earnings for the third quarter increased to $5.5 million, compared to $142 thousand for the same period last year. Diluted earnings per share for the third quarter were $0.21 versus $0.01 in the same period of fiscal 2003.

Net sales for the nine months ended March 31, 2004 were $279.2 million, up 14.7% from $243.4 million reported for the same period of the prior year. As previously reported, same store sales for the nine months ended March 31, 2004 increased 9.7% compared to a decrease of 9.6% in the corresponding prior period. Net earnings for the nine months ended March 31, 2004 were $25.4 million, an increase of 58.4% from $16.0 million for the same period of the prior year. Diluted earnings per share for the nine months ended March 31, 2004 were $0.96 compared to $0.62 for the same period a year ago.

The company ended the third quarter with 189 stores compared to 177 at the end of the third quarter last year. We currently estimate that we will end the fourth quarter of this fiscal year with 199 stores compared to 180 stores at the end of the last fiscal year.

For the fourth quarter of fiscal 2004, the Company anticipates comparable store sales to be in the high single digits. The Company also anticipates diluted earnings per share of $0.16 to $0.19, prior to the 3 for 2 stock split, versus $0.13 in the fourth quarter of the prior year.

The improvement in earnings per share in the fourth quarter is anticipated to be driven by a higher gross margin rate and lower SG&A expenses as a percentage of sales. The higher gross margin rate is the result of improved merchandise margins and leverage on the fixed occupancy cost. The decrease in SG&A expenses as a percentage of sales for the fourth quarter of fiscal 2004 compared to the same period of the prior year is primarily due to increased leverage in fixed expenses as a result of higher comparable store sales.

The company currently anticipates opening 20 new stores in fiscal 2005. Depending upon the performance of the existing BEBE SPORT locations this fall and the overall retail environment, the company may open additional locations in fiscal 2005 and 2006.

For fiscal 2005, we anticipate positive comparable store sales in the low to mid single digit range with higher comparable store sales in the fall season given the strength of the current trend.

With positive comparable store sales we would anticipate that we will continue to leverage both our fixed occupancy and SG&A expenses, which we believe will contribute to improved earnings of 10% to 20% depending upon the quarter.

bebe stores, inc. will host a conference call on Thursday, April 22, 2004 at 9:30 A.M. Pacific Time to discuss third quarter results. Interested parties are invited to listen to the conference by calling (888) 241-2232. A replay of the call will be available for approximately one week by calling (800) 642-1687 and using the passcode "4811664". A link to the audio replay will be available on our web site at www.bebe.com following the conference call.

bebe designs, develops and produces a distinctive line of contemporary women's apparel and accessories, which it markets under the bebe and BEBE SPORT brand names. bebe currently operates 191 stores, of which 173 are bebe stores and 18 are BEBE SPORT stores. These stores are located in the United States and Canada. In addition, we have an online store at www.bebe.com.

The statements in this news release, other than the historical financial information, contain forward-looking statements that involve risks and uncertainties that could cause actual results to differ from anticipated results. Wherever used, the words "expect," "plan," "anticipate," "believe" and similar expressions identify forward-looking statements. Any such forward-looking statements are subject to risks and uncertainties and the company's future results of operations could differ materially from historical results or current expectations. Some of these risks include, without limitation, miscalculation of the demand for our products, effective management of our growth, decline in comparable store sales performance, ongoing competitive pressures in the apparel industry, changes in the level of consumer spending or preferences in apparel, and/or other factors that may be described in the company's annual report on Form 10-K and/or other filings with the Securities and Exchange Commission. Future economic and industry trends that could potentially impact revenues and profitability are difficult to predict.


bebe stores, inc.
SELECTED BALANCE SHEET DATA
(UNAUDITED)


		As of March 31,		
(000's omitted)		2004		2003
Assets				
Cash and cash equivalents	$	170,624	$	120,833
Short term marketable securities		0		10,400
Inventories, net		26,553		25,686
Total current assets		204,652		168,155
Equipment and improvements, net		60,975		53,115
Long term marketable securities		7,875		7,875
Total assets	$	278,417	$	235,432
Liabilities and Shareholders' Equity				
Total current liabilities	$	29,537	$	26,040
Total liabilities		45,736		38,308
Total shareholders' equity		232,681		197,124
Total liabilities and shareholders' equity	$	278,417	$	235,432

bebe stores, inc.
STATEMENTS OF OPERATIONS
(UNAUDITED)

(000's omitted)	For the Three Months Ended March 31,				For the Nine Months Ended March 31,			
	2004	%	2003	%	2004	%	2003	%
Net sales	$ 83,637	100.0	$ 68,772	100.0	$279,203	100.0	$243,437	100.0
Cost of sales, including buying and occupancy	44,924	53.7	39,839	57.9	147,937	53.0	132,392	54.4
Gross profit	38,713	46.3	28,933	42.1	131,266	47.0	111,045	45.6
Selling, general and administrative expenses	30,485	36.5	29,258	42.5	92,104	33.0	87,014	35.7
Income from operations	8,228	9.8	(325)	(0.4)	39,162	14.0	24,031	9.9
Other expense (income):								
Interest income and other (net)	524	0.7	552	0.8	1,480	0.6	1,597	0.6
Earnings before income taxes	8,752	10.5	227	0.4	40,642	14.6	25,628	10.5
Provision for income taxes	3,288	4.0	85	0.2	15,247	5.5	9,600	3.9
Net earnings	$ 5,464	6.5	$ 142	0.2	$ 25,395	9.1	16,028	6.6
Basic earnings per share	$ 0.21		$ 0.01		$ 0.98		$ 0.63	
Diluted earnings per share	$ 0.21		$ 0.01		$ 0.96		$ 0.62	
Basic weighted average shares outstanding	25,913		25,650		25,818		25,638	
Diluted weighted average shares outstanding	26,526		25,897		26,407		25,885	
Number of stores open at beginning of period	188		178		180		165	
Number of stores opened during period	2		2		10		15	
Number of stores expanded/relocated during period*	0		0		0		0	
Number of stores closed during period	1		3		1		3	
Number of stores open at end of period	189		177		189		177	
Total square footage at end of period	673,000		643,300		673,000		643,300	

*Expanded/Relocated stores are excluded from comparable store sales for the first year following expansion/relocation.